UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.

(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park

Rosh Ha’ayin, Israel

+ 972 (3) 900-8700

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Enlight Renewable Energy Ltd. (the “Company”) announced today the results of its Extraordinary General Meeting of Shareholders (the “Meeting”) held on February 23, 2023 at the Company’s offices, located at 13 Amal St. Afek Industrial Park, Rosh Ha’ayin, Israel. Only shareholders of record at the close of business on January 23, 2023 were entitled to vote at the Meeting.

At the Meeting, the Company’s shareholders approved, by the applicable required majority under the Israeli Companies Law, 5759-1999, and the Company’s Amended and Restated Articles of Association, an amendment to the Company’s office holder compensation policy (the “Policy”) with respect to the directors’ and office holders’ liability insurance section (the “Amendment”). The Amendment provides that the limit of liability under the Company’s directors’ and office holders’ liability insurance policies will be up to US $120,000,000, so long as the Company’s securities are listed on the Nasdaq Stock Market. The amended Policy is attached as Exhibit 99.1 hereto.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1*	Office Holder Compensation Policy

*   Unofficial English translation from Hebrew original.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: February 24, 2023	By:	/s/ Nir Yehuda
Nir Yehuda
Chief Financial Officer